British Columbia
Sec

02015054

QUARTERLY REPORT

FORM 51-901F

02 FEB 12 AM 8:50

SCHEDULES A, B and C

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
PERMISSION MARKETING SOLUTIONS INC.	November 30, 2001	02 01 24

ISSUER ADDRESS				
575 – 1111 West Hastings St.				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER PHONE NO.**
Vancouver	BC	V6E 2J3	(604) 662-3436	(604) 685-5291

CONTACT PERSON	CONTACT POSITION	CONTACT PHONE NO.
Elizabeth Mast	President	(604) 685-5291

CONTACT E-MAIL ADDRESS	WEBSITE ADDRESS
emast@dllcommunications.com	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"Elizabeth Mast"	Elizabeth Mast	02 01 24
"Peter Steele"	Peter Steele	02 01 24

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the nine month period ended November 30, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the nine month period ended November 30, 2001.

2. See Note 10 to the attached unaudited consolidated financial statements.

3. a) See Note 9 to the attached unaudited consolidated financial statements.

   b) See Note 9 to the attached unaudited consolidated financial statements.

4. a) See Note 9 to the attached unaudited consolidated financial statements.

   b) See Note 9 to the attached unaudited consolidated financial statements.

   c) See Note 9 to the attached unaudited consolidated financial statements.

   d) Number of escrow shares: 469,498 common shares.

5. List of directors and officers:

   Elizabeth Mast - President
   Peter Steele - CEO and Secretary
   John Murphy
   James Spickernell

SCHEDULE C: MANAGEMENT DISCUSSION

The amounts in shareholder communication and promotion do not relate to investor relation activities.

On June 28, 2001 the Company announced that pursuant to the 15:1 share consolidation, which occurred on January 18, 2001, management has cancelled all outstanding stock options.

Also on June 28, 2001 the Company announced, in updating it's records, that it had entered into an Office Space Agreement with DLL Communications Inc. ("DLL") as of December 1, 2000 for the use of office space and certain office equipment and furniture. Under the terms of the agreement the Company shall pay DLL a fee of $3891.00 per month for a one-year period. This Agreement is subject to CDNX acceptance.

The Company also announced that the existing Management Agreement between the Company and Daddy-Longlegs.com Management Ltd. and CEO Peter Steele, dated November 9th, 2000, had been replaced by a new Agreement dated March 1, 2001 between the Company and P&B International (Canada) Holdings Ltd. (a private company which is owned by Peter Steele) and Peter Steele. The terms of the one- year agreement are unchanged from the previous agreement. This Agreement is subject to CDNX acceptance.

SCHEDULE C: MANAGEMENT DISCUSSION (Cont.)

On July 18, 2001 the Company announced that it would be seeking the approval of its shareholders at its annual general meeting, scheduled for August 17, 2001, of a consolidation of the Company's common shares on the basis of one (1) new common share for two (2) old issued and outstanding common shares. As at November 30, 2001, the Company has 2,624,345 common shares issued and outstanding and, following the proposed consolidation, would have approximately 1,312,173. In accordance with the policies of the Canadian Venture Exchange, the Company sought and received approval of the shareholders to change its name. Final Regulatory approval of the share consolidation and name change was received by the Company subsequent to November 30, 2001. Shareholder approval was received at the Company's Annual General Meeting held on Friday, August 17, 2001.

On August 17, 2001 the Company held its Annual General Meeting that had been rescheduled from August 9, 2001. At this meeting Mr. James Stewart did not stand for re-election to the Board of Directors. All other resolutions were passed as recommended by management.

Subsequent to the quarter-end, the following events occurred:

On January 18, 2002 the Company announced that it had received final acceptance from the CDNX to the consolidation of the Company's share capital on a 2 (two) old shares in exchange for 1 (one) new share basis. CDNX acceptance was also received for the changing of the Company's name from Adaptive Marketing Solutions Inc. to "Permission Marketing Solutions Inc.". As a result of the above, effective at the opening of the market on January 18, 2002, the common shares of Permission Marketing Solutions Inc. commenced trading on CDNX ("PRM") and the common shares of Adaptive Marketing Solutions Inc. were delisted.

On January 22, 2002, the Company announced that it had entered into private placement subscription agreements for the issuance of up to 1,250,000 Units at an offering price of $0.08 per Unit. Each Unit will consist of one common share and one share purchase warrant, entitling the holder to purchase an additional common share at a price of $0.10 per share for a period of one year. The foregoing is subject to CDNX acceptance.

There have been no significant sales during the current quarter which has resulted in a loss of $81,057. Management does not expect a significant increase in revenues during the quarter ending February 28, 2002.

PERMISSION MARKETING SOLUTIONS INC.
(formerly ADAPTIVE MARKETING SOLUTIONS INC.)

SCHEDULE A

Consolidated Financial Statements

(Unaudited – Prepared by Management)

November 30, 2001

UNAUDITED

PERMISSION MARKETING SOLUTIONS INC.
(Formerly Adaptive Marketing Solutions Inc.)

CONSOLIDATED BALANCE SHEETS

	"Unaudited"	"Audited"
	As at November 30, 2001	As at February 28, 2001
Assets		
Current		
Cash and cash equivalents	$ 2,067	$ 16,684
Accounts receivable	63,319	19,009
Prepaid expenses	4,329	2,446
Inventory	5,101	5,101
Deferred finance costs	5,688	5,688
	80,504	48,928
Capital assets (Note 5)	26,835	32,800
Goodwill (Note 6)	1	1
	$ 107,340	$ 81,729
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 636,203	$ 443,260
Note payable (Note 7)	93,333	63,333
	729,536	506,593
Shareholders' Equity (Deficiency)		
Share capital (Note 9)	8,441,322	8,324,622
Additional paid-in capital (Note 7)	40,000	40,000
Deficit	(9,103,518)	(8,789,486)
	(622,196)	(424,864)
	$ 107,340	$ 81,729

Nature of operations (Note1)

See accompanying notes to the consolidated financial statements.

On behalf of the Board

"Elizabeth Mast" Director — "Peter Steele" Director

Elizabeth Mast — Peter Steele

UNAUDITED

PERMISSION MARKETING SOLUTIONS INC.

(Formerly Adaptive Marketing Solutions Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

	Three (3) months ended Nov 30		Nine (9) months ended Nov 30	
	2001	2000	**2001**	2000
Revenue				
Online marketing and sales	$ -	$ 7,356	**$ 5,721**	$ 14,068
Cost of sales	-	3,153	**2,317**	7,149
Gross margin	-	4,203	**3,404**	6,919
Interest and other income	**2,746**	201	**3,740**	3,246
	2,746	4,404	**7,144**	10,165
Expenses				
Accounting and auditing	**2,299**	18,055	**24,329**	81,591
Advertising and marketing	**562**	101,185	**4,177**	282,699
Automobile	**501**	9	**1,803**	2,705
Depreciation and amortization	**1,900**	8,397	**5,965**	25,190
Consulting	**18,000**	3,371	**68,444**	25,176
Filing and license fees	**2,271**	5,278	**8,635**	4,196
Financing and finders' fees	-	521	**1,350**	12,120
Interest and bank charges (Note 7)	**12,981**	403	**38,113**	2,695
Legal	-	8,626	**334**	78,318
Management fees	**22,500**	23,500	**67,500**	77,750
Office and administration	**1,877**	17,022	**13,520**	87,274
Rent	**11,673**	11,857	**35,019**	55,507
Shareholders' communication and promotion	-	7,410	**2,538**	145,896
Telephone	**718**	1,845	**4,313**	19,193
Travel	-	7,388	**148**	42,140
Wages and benefits	**7,621**	31,429	**36,934**	180,537
Web hosting and development	**900**	-	**8,054**	134,396
	83,803	246,296	**321,176**	1,257,383
Loss for the period	**(81,057)**	(241,892)	**(314,032)**	(1,247,218)
Deficit, beginning of period	**(9,022,461)**	(8,021,387)	**(8,789,486)**	(7,016,061)
Deficit, end of period	**$ (9,103,518)**	$ (8,263,279)	**$ (9,103,518)**	$ (8,263,279)
Basic loss per share	**$ (0.03)**	$ (0.16)	**$ (0.12)**	$ (0.84)
Weighted average number of common shares used in calculation of basic loss per share	2,624,345	1,485,319	2,554,252	1,475,890

See accompanying notes to the consolidated financial statements.

UNAUDITED

PERMISSION MARKETING SOLUTIONS INC.

(Formerly Adaptive Marketing Solutions Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three (3) months ended Nov 30		Nine (9) months ended Nov 30	
	2001	**2000**	**2001**	**2000**
Cash used for operating activities:				
Loss for the period	**$ (81,057)**	$ (241,892)	**$ (314,032)**	$ (1,247,218)
Items not involving cash:				
Depreciation and amortization	**1,900**	8,397	**5,965**	25,190
Interest expense (Note 7)	**10,000**	-	**30,000**	-
Change in non-cash working capital				
Marketable securities	**-**	-	**-**	374,159
Accounts receivable	**(11,743)**	8,660	**(44,310)**	61,588
Prepaid expenses	**1,688**	17,760	**(1,883)**	66,294
Inventory	**-**	848	**-**	394
Accounts payable and accrued liabilities	**78,161**	41,244	**192,943**	59,290
	(1,051)	(164,983)	**(131,317)**	(660,303)
Cash used for investing activities:				
Purchase of capital assets	**-**	-	**-**	(6,667)
Cash provided by financing activities:				
Common shares issued for cash, net of share issue expenses	**-**	100,000	**116,700**	489,445
Increase (decrease) in cash and cash equivalents	**(1,051)**	(64,983)	**(14,617)**	(177,525)
Cash and cash equivalents, beginning of period	**3,118**	74,258	**16,684**	186,800
Cash and cash equivalents, end of period	**$ 2,067**	$ 9,275	**$ 2,067**	$ 9,275
Supplementary information:				
Cash paid for interest	**$ -**	$ -	**$ -**	$ 1,394
Cash paid for taxes	**$ -**	$ -	**$ -**	$ -

See accompanying notes to the consolidated financial statements.

UNAUDITED

1. Nature of operations:

The Company was incorporated pursuant to the Company Act of the Province of British Columbia on April 28, 1988.

On May 3, 1999, the Board of Directors approved a change in the direction of the Company from that of resource exploration to online marketing and sales of artwork to publishers, galleries, dealers, and collectors. On January 18, 2001, the Company changed its name from Artgallerylive.com Management Ltd. to Adaptive Marketing Solutions Inc. Subsequent to November 30, 2001, the Company changed its name from Adaptive Marketing Solutions Inc. to Permission Marketing Solutions Inc.

These interim consolidated financial statements have been presented on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the nine month period ended November 30, 2001, the Company has experienced operating losses of $ 314,032 (2000 - $1,247,218) and negative cash flows from operations of $1,051 (2000 - $660,303) and has had to rely on equity and debt financing to meet cash requirements for operations to-date. The Company's continuation as a going concern is dependent on its ability to generate cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required and ultimately attain profitability. The Company is currently actively seeking additional equity financing.

These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. These interim consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of Permission Marketing Solutions Inc. and its wholly-owned subsidiaries, ALV Management Ltd. and ArtGalleryLive.com Inc., collectively referred to as "the Company". All intercompany balances and transactions have been eliminated on consolidation.

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements for the year ended February 28, 2001. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted

2. Significant accounting policies (continued):

accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. Certain comparative figures have been reclassified to conform with the current period's presentation.

(b) Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the valuation of its accounts receivable, inventory, prepaid expenses, goodwill, and other long-lived assets. Actual results could differ from those estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents includes short-term investments with an initial term of 90 days or less.

(d) Marketable securities:

Marketable securities are valued at the lower of cost and market and include investments in term deposits and shares in a publicly traded company.

(e) Inventory:

Inventory is valued at the lower of cost, determined on a specific identification basis, and net realizable value.

(f) Capital assets:

Capital assets are recorded at cost and depreciated using the declining balance method at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computer hardware	30%
Computer software	30%

2. Significant accounting policies (continued):

(g) Revenue recognition:

Revenue from direct product sales is recognized when the product has been delivered and title passes, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is probable.

The Company also sells monthly and annual advertising services on its web-site. The Company recognizes revenue over the term of the service arrangement as the services are performed.

Revenue that has been paid or invoiced, but does not yet qualify for recognition under the Company's revenue recognition policies is reflected as deferred revenue.

(h) Web hosting and development costs:

The Company expenses web hosting fees in the period the services are received. Web site development costs incurred during the planning stage and during the operating stage, including administration and maintenance costs, are expensed as incurred. Costs incurred in developing or acquiring hardware or software or modifications that result in additional functionality are capitalized and expensed over the period of benefit.

(i) Basic loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the period. As the Company has a net loss in each of the periods presented, basic and fully diluted net loss per share is the same as the exercise of options and warrants would be anti-dilutive.

(j) Foreign currency translation:

The reporting currency and functional currency of the Company is the Canadian dollar. Foreign currency transactions entered into directly by the Company, as well as the accounts of its integrated foreign subsidiary operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction. Translation gains and losses are included in income.

2. Significant accounting policies (continued):

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.

(l) Goodwill:

Goodwill represents the excess of the cost paid over the estimated fair market value of the identifiable net assets acquired.

(m) Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount in the period when it is likely that the carrying amount of the asset will not be recovered.

3. Adoption of new accounting standards for income taxes:

On March 1, 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants ("CICA") for the accounting for income taxes. The new standard requires the use of the asset and liability method for accounting for income taxes. Previously, the Company followed the deferral method of accounting for income taxes which related the provision for income taxes to the accounting income for the period. Under the deferral method, the amount by which the income tax provision differed from the amount of income taxes currently payable was considered to represent the deferral to future periods of benefits obtained or expenditures incurred in the current period. The accumulated income tax allocation debit or credit balance was not adjusted to reflect subsequent changes in the income tax rates. Also, under the deferral method, tax benefits related to accounting losses could only be recognized in the period the loss was incurred if there was virtual certainty of realizing these benefits.

The Company has adopted the new income tax accounting standard without restatement and the Company has determined that there is no effect on prior years' results. The Company's future tax assets consist primarily of loss carryforwards which are offset by a valuation allowance.

4. Acquisition:

On July 19, 1999, the Company acquired all of the outstanding shares of ALV Management Ltd. by the issuance of 66,667 common shares and 133,333 performance shares. At the time of the acquisition ALV Management Ltd. was in the process of developing its business of selling artwork over the Internet. The acquisition has been accounted for by the purchase method. The performance shares are released upon certain performance targets being met.

The total purchase price of $534,113 consists of the estimated fair value of the common shares issued of $520,000 and other direct acquisition costs of $14,113.

The purchase price was allocated to assets acquired and liabilities assumed based on their relative fair values as follows:

Goodwill (Note 6)	$ 533,125
Current assets	4,488
Current liabilities	(3,500)
Total purchase price	$ 534,113

5. Capital assets:

November 30, 2001	Cost	Accumulated amortization	Net book value
Furniture and equipment	$ 19,980	$ 6,660	$ 13,320
Computer hardware	27,814	14,299	13,515
Computer software	47,437	47,437	-
	$ 95,231	$ 68,396	$ 26,835

February 28, 2001	Cost	Accumulated amortization	Net book value
Furniture and equipment	$ 19,980	$ 4,560	$ 15,420
Computer hardware	27,814	11,190	16,624
Computer software	47,437	46,681	756
	$ 95,231	$ 62,431	$ 32,800

6. Goodwill:

During 2000, the President and Chief Financial Officer of the Company resigned. These officers represent the former management of ALV Management Ltd., which was acquired by the Company in 2000 (note 4).

Management determined that this event confirmed that the carrying amount of acquired goodwill in its acquisition of ALV Management Ltd. had been impaired as of February 29, 2000 and was written down to $1. The write-down represented the excess of the carrying amount over the estimated future non-discounted cash flows of ALV Management Ltd. The write-down of $454,999 was charged to depreciation and amortization expense.

7. Note payable:

During the year ended February 28, 2001, the Company obtained a working capital loan of $100,000 from Berdino International Ltd., an unrelated party. The loan bears interest at 10% per annum, payable quarterly in arrears, is unsecured, and matures on January 25, 2002. In the event the loan is unpaid on January 25, 2002, the loan will bear interest at 20% per annum and the Company will be subject to a 10% penalty on the outstanding principal and interest owing on that date. Pursuant to the loan agreement, the Company issued 19,048 share purchase warrants with an estimated fair value of $40,000. The fair value of the warrants has been recorded as an addition to additional paid-in capital and a discount on the note payable and is being amortized to interest expense over the term to maturity of the note. Each share purchase warrant has an exercise price of $2.10 and expires on February 12, 2003.

The unexercised share purchase warrants will be cancelled if the loan is paid out in full before the warrant expires and if one year of the warrant term has lapsed. Cancellation will take place within 30 days following the date of such repayment. In addition, the number of share purchase warrants will be reduced by the percentage of the principal amount of the loan that has been paid by the Company, 30 days following the date of such payment.

8. Financial instruments:

(a) Fair value disclosures:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

The carrying value of the note payable approximates fair value due to the relative short period to maturity.

8. Financial instruments (continued):

(b) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

The Company has not entered into contracts for foreign exchange hedges.

(c) Credit risk:

To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

9. Share capital:

On January 18, 2001, the Company received approval for the consolidation of its share capital with one new common share being issued for every fifteen issued common shares. This consolidation has been reflected on a retroactive basis in the consolidated financial statements.

(a) Authorized:

100,000,000 Common shares without par value

(b) Issued and subscribed common shares:

	Number of shares	Stated capital
Balance, February 29, 2000	1,464,227	$ 7,835,177
Shares issued for cash:		
Pursuant to private placements (note 9(d))	316,666	500,000
Shares issued in exchange for services	2,367	10,050
Share issue expenses	–	(20,605)
Balance, February 28, 2001	1,783,260	8,324,622
Shares issued for cash:		
Pursuant to private placements (note 9(d))	841,045	116,700
Balance, November 30, 2001	2,624,305	$ 8,441,322

9. Share capital (continued):

(c) Escrow:

At November 30, 2001, 469,498 (2000 – 469,498) issued and outstanding common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the directions or determination of the relevant regulatory authorities of the Province of British Columbia.

(d) Private placements (post 15 to 1 consolidation):

	Number of common shares	Gross proceeds
July, 2000	100,000	$ 150,000
August, 2000	20,000	30,000
August, 2000	83,333	150,000
September, 2000	80,000	120,000
October, 2000	33,333	50,000
	316,666	$ 500,000
April, 2001	841,045	$ 118,000

On April 24, 2001, the Company received regulatory acceptance of its non-brokered private placement originally announced on February 2, 2001. The Company has issued from treasury 841,045 common shares and 833,585 share purchase warrants for gross proceeds of approximately $118,000. The warrants are exercisable at $0.18 per warrant share for a period of two years expiring April 23, 2003. The shares and any shares acquired on exercise of the share purchase warrants are subject to a hold period expiring August 23, 2001.

(e) Performance shares:

During the year ended February 29, 2000, 333,333 common shares were issued for cash proceeds of $50,000. These shares are held in escrow until the Company incurs certain qualifying marketing expenditures and meets certain revenue targets. No shares have been released from escrow.

(f) Pooling Agreement:

In accordance with an agreement dated July 19, 1999, 66,667 pooling shares were issued to the former management of ALV Management Ltd. (formerly 581985 B.C. Ltd.). These shares will be released on a pro-rata basis based on the value of services received by the Company under a

9. **Share capital (continued):**

service agreement with Network Commerce Inc. As at February 28, 2001 and November 30, 2001, 50,799 of the pooling shares have been released based on the value of services received.

(g) Warrants:

As at November 30, 2001, the Company has 852,633 (2000 – 580,410) outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number of shares	Exercise price	Expiry date
19,048	$2.10	February 12, 2003
833,585	$0.18	April 23, 2003
852,633		

(h) Stock options:

The Company is authorized to grant stock options to its employees and directors but is limited to 10% of the number of the then issued and outstanding common shares. The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years.

A summary of the status of the Company's position as of November 30, 2001 and February 28, 2001 and changes during those periods is as follows:

	February 28, 2001		November 30, 2001	
	Number of common shares	Weighted average exercise price	Number of common shares	Weighted average exercise price
Outstanding, beginning of period	123,819	$ 8.85	174,592	$ 1.80
Granted	182,240	1.80		
Exercised	-	-		
Forfeited	(131,467)	(6.60)		
Cancelled			(174,592)	1.80
Outstanding, end of period	174,592	$ 1.80	-	$ -
Options exercisable, end of period	174,592		-	$ -

On May 7, 2001, the Company cancelled all 174,592 stock options outstanding on that date.

As at November 30, 2001, there are no outstanding stock options.

10. Related party transactions:

Included in accounts payable and accrued liabilities at November 30, 2001 are amounts totaling approximately $278,530 (2000 – $21,131) owing to related parties.

During the nine month period ended November 30, 2001, the Company:

a) Paid or accrued $35,019 (2000 – $43,650) for administrative and support services to corporations controlled by officers of the Company.

b) Paid or accrued $67,500 (2000 -- $67,500) for management fees to a company controlled by a director.

c) Paid or accrued $54,000 (2000 -- $54,000) for consulting fees to a company controlled by a director.

11. Subsequent events:

Subsequent to November 30, 2001, the Company:

a) Consolidated its capital stock on a 2 old for 1 new basis and changed its name to Permission Marketing Solutions Inc. The Company received Regulatory approval for this transaction.

b) Entered into agreements to issue up to 1,250,000 Units in the capital stock of the Company for gross proceeds of $100,000. Each Unit will consist of one common share and one share purchase warrant. Each warrant will enable the holder to acquire one common share at a price of $0.10 per share for a one-year period. These agreements are still subject to Regulatory approval.